NEW BLACKROCK, INC.
                               40 East 52nd Street
                               New York, NY 10022

                                                     August 9, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Mark Webb, Mail Stop 4561

                  Re:   New BlackRock, Inc. Registration Statement on Form S-4
                        ------------------------------------------------------
                        (File No. 333 - 134916)
                        -----------------------


Ladies and Gentlemen:

         New BlackRock, Inc. (the "Company") hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, acceleration of its Registration Statement on Form S-4 (File No. 333-134916) such that it will be declared effective at 5:30 p.m. on Friday, August 11, 2006, or as soon thereafter as practicable, and hereby acknowledges that:

   o should the United States Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

   o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                     Very truly yours,

                                     NEW BLACKROCK, INC.


                                     By:   /s/ Steven E. Buller
                                           -----------------------------
                                           Steven E. Buller
                                           Managing Director
                                           and Chief Financial Officer